UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K121	SCHEDULE 13D	Page 2 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,316,498 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,316,498 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,498 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (2)
14	TYPE OF REPORTING PERSON PN

_________________
(1)	In its capacity as the direct owner of 1,316,498 shares of common stock of the Issuer.

(2)
Ownership percentages set forth in this Schedule 13D are based upon a total of 56,070,857 common shares of the Issuer issued and outstanding, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on September 15, 2016.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 3 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,316,498 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,316,498 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,498 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 4 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,316,498 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,316,498 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,498 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 5 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,397,106 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,397,106 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,106 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the direct owner of 2,397,106 shares of common stock of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 6 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,397,106 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,397,106 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,397,106 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX Delaware, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 7 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX (Parallel 2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,016 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 22,016 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,016 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the direct owner of 22,016 shares of common stock of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 8 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,016 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 22,016 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,016 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX (Parallel 2), L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 9 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,016 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 22,016 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,016 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 10 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,180,927 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,180,927 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,180,927 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON PN

_________________
(1)
Solely in its capacity as the (a) sole shareholder of each of Oaktree Value Opportunities Fund GP Ltd., Oaktree Opportunities Fund IX GP, Ltd. and Oaktree Opportunities Fund VIII GP Ltd. and (b) the managing member of Oaktree Fund GP, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 11 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,180,927 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,180,927 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,180,927 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 12 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,180,927 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,180,927 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,180,927 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 13 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,180,927 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,180,927 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,180,927 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 14 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM XL Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,889,270 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,889,270 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,889,270 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the direct owner of 8,889,270 shares of common stock of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 15 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP 2A Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,889,270 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,889,270 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,889,270 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of OCM XL Holdings L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 16 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,889,270 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,889,270 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,889,270 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON PN
_________________
(1)	Solely in its capacity as the sole shareholder of Oaktree Fund GP 2A Ltd.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 17 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,889,270 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,889,270 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,889,270 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON PN
_________________
(1)	Solely in its capacity as the general partner of Oaktree Fund GP II, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 18 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,681,671 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 26,681,671 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,681,671 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON PN

_________________
(1)
Solely in its capacity as the sole director of each of Oaktree Value Opportunities Fund GP Ltd., Oaktree Opportunities Fund IX GP Ltd., Oaktree Opportunities Fund VIII GP Ltd and Oaktree Fund GP 2A Ltd., and the managing member of OCM FIE, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 19 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,681,671 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 26,681,671 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,681,671 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%
14	TYPE OF REPORTING PERSON CO

_________________
(1)	Solely in its capacity as the general partner of each of Oaktree Capital Management, L.P and Oaktree Capital II, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 20 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,078,777 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 29,078,777 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,078,777 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 21 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,078,777 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 29,078,777 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,078,777 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 22 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Dry Bulk Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,445,307 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 16,445,307 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,445,307 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	In its capacity as the direct owner of 16,445,307 common shares of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 23 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,445,307 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 16,445,307 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,445,307 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the controlling member of Oaktree Dry Bulk Holdings LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 24 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,445,307 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 16,445,307 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,445,307 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund VIII, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 25 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,445,307 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 16,445,307 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,445,307 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund VIII GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 26 of 39

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,580 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 8,580 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,580 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the direct owner of 8,580 common shares of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 27 of 39

Item 1.	Security and Issuer.

This Amendment No. 8 (“Amendment No. 8”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on August 5, 2013, as amended by Amendment No. 1 thereto filed October 7, 2013, Amendment No. 2 thereto filed December 2, 2013, Amendment No. 3 thereto filed June 18, 2013, Amendment No. 4 thereto filed July 15, 2014, Amendment No. 5 thereto filed January 15, 2015, Amendment No. 6 thereto filed May 20, 2015, and Amendment No. 7 thereto filed May 29, 2015 (as so amended, the “Schedule 13D”) with respect to the common shares, par value $0.01 per share (the “Common Shares”) of Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Star Bulk Management Inc., 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece.
As of September 29, 2016, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of Common Shares (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 28 of 39

Item 2.	Identity and Background

Item 2(a) – (c) and (f) is hereby amended and restated as follows:
“(a) – (c) and (f)
This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by (i) Oaktree Value Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (“VOF”), whose principal business is to invest in securities; (ii) Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership (“VOF GP”), whose principal business is to serve as, and perform the functions of, the general partner of VOF; (iii) Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company (“VOF GP Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of VOF GP; (iv) Oaktree Opportunities Fund IX Delaware, L.P., a Delaware limited partnership (“Fund IX”), whose principal business is to invest in securities; (v) Oaktree Opportunities Fund IX (Parallel 2), L.P., a Cayman Islands exempted limited partnership (“Parallel 2”), whose principal business is to invest in securities; (vi) Oaktree Fund GP, LLC, a Delaware limited liability company (“GP LLC”), whose principal business is to serve as and perform the functions of the general partner of certain investment funds including Fund IX; (vii) Oaktree Opportunities Fund IX GP, L.P., a Cayman Islands exempted limited partnership (“IX GP”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds including Parallel 2; (viii) Oaktree Opportunities Fund IX GP, Ltd., a Cayman Islands exempted company (“IX Ltd”), whose principal business is to serve as, and perform the functions of, the general partner of IX GP; (ix) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (A) serve as, and perform the functions of, the general partner or the managing member of the general partner of certain investment funds and (B) act as the sole shareholder of certain controlling entities of certain investment funds; (x) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I; (xi) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I; (xii) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I; (xiii) OCM FIE, LLC, a Delaware limited liability company (“FIE”); (xiv) Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Management”), whose principal business is to provide investment advisory services to investment funds and accounts; (xv) Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of Management; (xvi) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; (xvii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, (A) the general partner of Oaktree Capital Group Holdings, L.P., a Delaware limited partnership and (B) the duly elected manager of OCG; (xviii) Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (“Dry Bulk Holdings”), whose principal business is to invest in securities; (xix) Oaktree Opportunities Fund VIII, L.P., a Cayman Islands exempted limited partnership (“Fund VIII”), whose principal business is to invest in securities; (xx) Oaktree Opportunities Fund VIII GP, L.P., a Cayman Islands exempted limited partnership (“Fund VIII GP”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds including Fund VIII; (xxi) Oaktree Opportunities Fund VIII GP Ltd., a Cayman Islands exempted company (“Fund VIII Ltd”), whose principal business is to serve as, and perform the functions of, the general partner of VIII GP; (xxii) OCM XL Holdings L.P., a Cayman Islands exempted limited partnership (“OCM XL”), whose principal business is to invest in securities; (xxiii) Oaktree Fund GP 2A Ltd., a Cayman Islands exempted company (“Fund GP 2A”), whose principal business is to serve as, and perform the functions of, the controlling entity of certain investment-related holding vehicles; (xxiv) Oaktree Fund GP II, L.P., a Delaware limited partnership (“Fund GP II”), whose principal business is to (A) serve as, and perform the functions of, the general partner or the managing member of the general partner of certain investment funds and (B) act as the sole shareholder of certain controlling entities of certain investment funds; (xxv) Oaktree Capital II, L.P., a Delaware limited partnership (“Capital II” and together with VOF, VOF GP, VOF GP Ltd., GP I, Capital I, Holdings I, Holdings, Management, Holdings, Inc., OCG, GP LLC, Parallel 2, IX GP, IX Ltd., Fund IX, OCGH GP, Dry Bulk Holdings, Fund VIII, Fund VIII GP, Fund VIII Ltd and OCM XL, Fund GP 2A and Fund GP II, collectively, the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the general partner of Fund GP II.
The Reporting Persons have entered into a joint filing agreement, dated as of September 29, 2016, a copy of which is attached hereto as Exhibit 1.
Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.
The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.
 (d) and (e)
During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

CUSIP No. Y8162K121	SCHEDULE 13D	Page 29 of 39

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add to the following paragraph at the end thereof:
 “On September 20, 2016, OCM XL purchased 6,093,016 Common Shares for a total consideration of $26,199,968.80 in a registered public offering by the Issuer. The source of funds for such transaction was the capital contributions of its limited partners. No borrowed funds were used to purchase such Common Shares.”
Item 5(c) below is hereby incorporated by reference into this Item 3.
Item 4.	Purpose of Transaction

Item 4 is hereby amended by replacing the second paragraph thereof with the following:
The description of the Lockup Agreements (as hereinafter defined) contained in Item 6 below is hereby incorporated by reference into this Item 4.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 30 of 39

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:
 “(a) and (b)
The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.
Ownership percentages set forth in this Schedule 13D are based upon a total of 56,070,857 Common Shares issued and outstanding as of September 15, 2016, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission on September 15, 2016.
VOF directly holds 1,316,498 Common Shares, representing approximately 2.4% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.
VOF GP, in its capacity as the general partner of VOF, has the ability to direct the management of VOF’s business, including the power to vote and dispose of securities held by VOF; therefore, VOF GP may be deemed to beneficially own VOF’s Subject Shares.
VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the voting and disposition of securities held by VOF; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of VOF’s Subject Shares.
Fund IX directly holds 2,397,106 Common Shares, representing approximately 4.3% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.
GP LLC, in its capacity as the general partner of Fund IX, has the ability to direct the management of Fund IX's business, including the power to direct the decisions of Fund IX regarding the voting and disposition of securities held by Fund IX; therefore, GP LLC may be deemed to have indirect beneficial ownership of Fund IX’s Subject Shares.
Parallel 2 directly holds 22,016 Common Shares, representing less than 0.1% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.
IX GP, in its capacity as the general partner of Parallel 2, has the ability to direct the management of Parallel 2’s business, including the power to vote and dispose of securities held by Parallel 2; therefore IX GP may be deemed to beneficially own Parallel 2’s Subject Shares.
IX Ltd., in its capacity as the general partner of IX GP, has the ability to direct the management of IX GP’s business, including the power to direct the decisions of IX GP regarding the voting and disposition of securities held by Parallel 2; therefore IX Ltd. may be deemed to have indirect beneficial ownership of Parallel 2’s Subject Shares.
Dry Bulk Holdings directly holds 16,445,307 Common Shares, representing, approximately 29.3% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.
Fund VIII, in its capacity as the controlling member of Dry Bulk Holdings, has the ability to direct the management of Dry Bulk Holdings’ business, including the power to vote and dispose of securities held by Dry Bulk Holdings; therefore, Fund VIII may be deemed to beneficially own Dry Bulk Holdings’ Subject Shares.
VIII GP, in its capacity as the general partner of Fund VIII, has the ability to direct the management of Fund VIII’s business, including the power to direct the decisions of Fund VIII regarding the voting and disposition of securities held by Dry Bulk Holdings; therefore, VIII GP may be deemed to have indirect beneficial ownership of Dry Bulk Holdings’ Subject Shares.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 31 of 39

VIII Ltd., in its capacity as the general partner of VIII GP, has the ability to direct the management of VIII GP’s business, including the power to direct the decisions of Fund VIII regarding the voting and disposition of securities held by Dry Bulk Holdings; therefore, VIII Ltd. may be deemed to have indirect beneficial ownership of Dry Bulk Holdings’ Subject Shares.
GP I, (i) in its capacity as the sole shareholder of each of VOF GP Ltd., IX Ltd. and VIII Ltd., has the ability to appoint and remove the directors and direct the management of the business of each of VOF GP Ltd., IX Ltd. and VIII Ltd., and (ii) in its capacity as the managing member of GP LLC, has the ability to direct the management of GP LLC’s business, including the power to direct the decisions of GP LLC regarding the voting and disposition of securities held by Fund IX; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.
Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.
Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.
Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.
OCM XL directly holds 8,889,270 shares, representing, together with the shares held by Excel described below, approximately 15.8% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of the shares it directly holds.
Fund GP 2A, in its capacity as the general partner of OCM XL, has the ability to direct the management of OCM XL’s business, including the power to vote and dispose of securities held by OCM XL; therefore, Fund GP 2A may be deemed to beneficially own OCM XL’s Subject Shares.
Fund GP II, in its capacity as the sole shareholder of Oaktree Fund GP 2A, has the ability to direct the management of Fund GP 2A’s business, including the power direct the decisions of Fund GP 2A regarding the voting and disposition of securities held by OCM XL; therefore, Fund GP II may be deemed to have indirect beneficial ownership of OCM XL’s Subject Shares.
Capital II, in its capacity as the general partner of Fund GP II, has the ability to direct the management of Fund GP II’s business, including the power to direct the decisions of Fund GP II regarding the voting and disposition of securities held by OCM XL; therefore, Capital II may be deemed to have indirect beneficial ownership of OCM XL’s Subject Shares.
FIE, directly holds 8,580 Common Shares, representing less than 0.1% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.
Management, in its capacity as the sole director of each of VOF GP Ltd., IX Ltd., VIII Ltd. and Fund GP 2A, and managing member of FIE, has the ability to direct the management of VOF GP Ltd., IX Ltd., VIII Ltd. and Fund GP 2A, including the power to direct the decisions of VOF GP Ltd., IX Ltd., VIII Ltd. and Fund GP 2A regarding the voting and dispositions of the securities held by VOF, Parallel 2, Dry Bulk Holdings, OCM XL and FIE, respectively; therefore, Management may be deemed to have indirect beneficial ownership of VOF’s, Parallel 2’s, Dry Bulk Holdings’, OCM XL’s and FIE’s Subject Shares.
Holdings, Inc., in its capacity as the general partner of each Management and Capital II, has the ability to direct the management of Management’s business and Capital II’s business, including the power to direct the decisions of Management and Capital II regarding the voting and disposition of securities held by VOF, Parallel 2, Dry Bulk Holdings and OCM XL; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of VOF’s, Parallel 2’s, Dry Bulk Holdings’ and OCM XL’s Subject Shares.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 32 of 39

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by VOF, Parallel 2, Dry Bulk Holdings and OCM XL. Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2, Dry Bulk Holdings and OCM XL. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.
OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2, Dry Bulk Holdings and OCM XL; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.
 (c)
Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.
Item 3 is incorporated by reference into this Item 5(c).
(d) and (e)
Not applicable.”
Item 6.	Interest in Securities of the Issuer

Item 6 is hereby amended to add to the following paragraph at the end thereof:
In connection with the registered public offering of the Issuer described in Item 3 above, each of VOF, Parallel 2, Fund IX, Dry Bulk Holdings and certain of their respective affiliates entered into customary lock-up agreements (the “Lock-Up Agreements”) with the representatives of the underwriters in such offering, restricting certain dispositions of Common Shares for a duration of 60 days from the date of that certain underwriting agreement, dated September 15, 2016, subject to certain exceptions, including, but not limited to, transfers to certain affiliates and being permitted to pledge their Common Shares as collateral or security for foreign exchange swaps and custody agreements and to make transfers of pledged Common Shares as a result of foreclosure thereupon. The foregoing summary of the Lock Up Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Lock Up Agreement, appended to that certain Underwriting Agreement, which was filed as Exhibit 1.1 to Form 6-K filed with the Securities and Exchange Commission by the Issuer on September 20, 2016 and is incorporated herein by reference.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 33 of 39

Item 7.	Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2
Agreement and Plan of Merger, dated as of June 16, 2014, among Star Bulk Carriers Corp., Star Synergy LLC, Star Omas LLC, Oaktree OBC Holdings LLC, Millennia Limited Liability Company and the other parties named therein (previously filed).

Exhibit 3
Shareholders Agreement, dated as of July 11, 2014, by and among Star Bulk Carriers Corp., Oaktree Value Opportunities Fund, L.P., Oaktree Opportunities Fund IX Delaware, L.P., Oaktree Opportunities Fund IX (Parallel 2), L.P. and Oaktree Dry Bulk Holdings LLC (previously filed).

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of July 11, 2014, by and among Star Bulk Carriers Corp. and the shareholders and their affiliates party thereto (previously filed).

Exhibit 5
Lock Up Agreement, dated as of January 5, 2015, form of which is appended to the Underwriting Agreement, which was filed as an Exhibit 1.1 to Form 6-K filed with the Securities and Exchange Commission by the Issuer on January 14, 2015 and is incorporated herein by reference.

Exhibit 6
Lock Up Agreement, dated as of May 12, 2015, form of which is appended to the Placement Agency Agreement, which was filed as an Exhibit 1.1 to Form 6-K filed with the Securities and Exchange Commission by the Issuer on May 18, 2015 and is incorporated herein by reference.

Exhibit 7
Vessel Purchase Agreement by and among the Company, Excel and Christine Shipco Holdings Corp. dated August 19, 2014, which was filed as an Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission by the Issuer on September 3, 2014 and is incorporated herein by reference.

Exhibit 8
Lock Up Agreement, dated as of September 15, 2016, form of which is appended to the Underwriting Agreement, which was filed as an Exhibit 1.1 to Form 6-K filed with the Securities and Exchange Commission by the Issuer on September 20, 2016 and is incorporated herein by reference.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 34 of 39

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 8 is true, complete and correct.

Dated as of September 29, 2016

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

CUSIP No. Y8162K121	SCHEDULE 13D	Page 35 of 39

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

CUSIP No. Y8162K121	SCHEDULE 13D	Page 36 of 39

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE OPPORTUNITIES FUND IX GP, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

CUSIP No. Y8162K121	SCHEDULE 13D	Page 37 of 39

OCM XL HOLDINGS L.P.

By:	Oaktree Fund GP 2A Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE FUND GP 2A LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE FUND GP II, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL II, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

CUSIP No. Y8162K121	SCHEDULE 13D	Page 38 of 39

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND VIII, L.P.

By:	Oaktree Opportunities Fund VIII GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund VIII GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE OPPORTUNITIES FUND VIII GP, L.P.

By:	Oaktree Opportunities Fund VIII GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

CUSIP No. Y8162K121	SCHEDULE 13D	Page 39 of 39

OAKTREE OPPORTUNITIES FUND VIII GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OCM FIE, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

ANNEX A
Oaktree Capital Group Holdings GP, LLC
Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.
Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC
The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.
Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.
Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP
Larry W. Keele	Retired
D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Name	Principal Occupation
Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC
Marna C. Whittington	Retired
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.
Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.
The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:
Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.
David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel, and Chief Administrative Officer of Oaktree Capital Management, L.P.
Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.
OCM FIE, LLC
The managing member of OCM FIE, LLC is Oaktree Capital Management, L.P..
Oaktree Capital Management, L.P.
The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Holdings, LLC
The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.
OCM Holdings I, LLC
The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.
Oaktree Capital I, L.P.
The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.
Oaktree Fund GP I, L.P.
The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.
Oaktree Value Opportunities Fund GP Ltd.
The sole shareholder of Oaktree Value Opportunities Fund GP Ltd. Is Oaktree Fund GP I, L.P.
Oaktree Value Opportunities Fund GP L.P.
The general partner of Oaktree Value Opportunities Fund GP, L.P. is Oaktree Value Opportunities Fund GP Ltd.
Oaktree Value Opportunities Fund, L.P.
The general partner of Oaktree Value Opportunities Fund, L.P. is Oaktree Value Opportunities Fund GP, L.P.
Oaktree Opportunities Fund IX Delaware, L.P.
The general partner of Oaktree Opportunities Fund IX Delaware, L.P. is Oaktree Fund, LLC.
Oaktree Fund, LLC
The managing member of Oaktree Fund, LLC is Oaktree Fund GP I, L.P.
Oaktree Opportunities Fund IX GP, Ltd.
The sole shareholder of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Fund GP I, L.P., and the director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P.
Oaktree Opportunities Fund IX GP, L.P.
The general partner of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd.
Oaktree Opportunities Fund IX (Parallel 2), L.P.
The general partner of Oaktree Opportunities Fund IX (Parallel 2), L.P. is Oaktree Opportunities Fund IX GP, L.P.
Oaktree Dry Bulk Holdings LLC
The controlling member of Oaktree Dry Bulk Holdings LLC is Oaktree Opportunities Fund VIII, L.P.
Oaktree Opportunities Fund VIII, L.P.
The general partner of Oaktree Opportunities Fund VIII, L.P. is Oaktree Opportunities Fund VIII GP, L.P.
Oaktree Opportunities Fund VIII GP, L.P.
The general partner of Oaktree Opportunities Fund VIII GP, L.P. is Oaktree Opportunities Fund VIII GP, Ltd.

Oaktree Opportunities Fund VIII GP, Ltd.
The sole shareholder of Oaktree Opportunities Fund VIII GP, Ltd. is Oaktree Fund GP I, L.P., and the director of Oaktree Opportunities Fund VIII GP, Ltd. is Oaktree Capital Management, L.P.
OCM XL Holdings L.P.
The general partner of OCM XL Holdings is Oaktree Fund GP 2A Ltd.
Oaktree Fund GP 2A Ltd.
The sole shareholder of Oaktree Fund GP 2A Ltd. Is Oaktree Fund GP II, L.P., and the sole director of Oaktree Fund GP 2A Ltd. is Oaktree Capital Management, L.P.
Oaktree Fund GP II, L.P.
The general partner of Oaktree Fund GP II, L.P. is Oaktree Capital II, L.P.
Oaktree Capital II, L.P.
The general partner of Oaktree Capital II, L.P. is Oaktree Holdings, Inc.

EXHIBIT 1
 JOINT FILING AGREEMENT
Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
 Dated as of September 29, 2016.
OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE OPPORTUNITIES FUND IX GP, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OCM XL HOLDINGS L.P.

By:	Oaktree Fund GP 2A Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE FUND GP 2A LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE FUND GP II, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL II, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE OPPORTUNITIES FUND VIII, L.P.

By:	Oaktree Opportunities Fund VIII GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund VIII GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE OPPORTUNITIES FUND VIII GP, L.P.

By:	Oaktree Opportunities Fund VIII GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OAKTREE OPPORTUNITIES FUND VIII GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Vice President

OCM FIE, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory